

September 25, 2014

Via E-mail
Rhonda M. Taylor, Esq.
Senior Vice President and General Counsel
Dollar General Corporation
100 Mission Ridge
Goodlettsville, Tennessee 37072

> **Re: Family Dollar Stores, Inc.**
> **Schedule TO-T and Amendments Nos. 1 and 2**
> **Filed September 10, 17 and 19 by D3 Merger Sub, Inc. and Dollar General**
>   **Corporation**
> **File No. 005-14318**
>
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 19, 2014 by Dollar General Corporation and D3 Merger**
>   **Sub, Inc.**
> **File No. 1-06807**

Dear Ms. Taylor:

We have limited our review of the above filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filings or providing the requested information. Where you do not believe our comments apply to the bidder's and participants' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to the filings and the information you provide in response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in the Offer to Purchase, unless otherwise indicated.

Schedule TO

Offer to Purchase

1. The disclosure on page 3 states that "[s]ince July 28, 2014, when Family Dollar and Dollar Tree announced the Dollar Tree Merger Agreement, Dollar General has publicly expressed a desire to enter into a negotiated business combination with Family Dollar and

has publicly announced the two proposals that Dollar General has submitted to the Family Dollar Board." It is our understanding that there were no private or public expressions by Dollar General between July 28, 2014 and August 18, 2014, when the first proposal was delivered to the board of directors of Family Dollar. Please advise or revise.

11. Background of the Offer…, page 25

2.   Disclosure in the last paragraph on page 26 indicates that on June 18, 2014, Dollar General's board met with management "to further discuss a potential acquisition of Family Dollar and the implications on any such combination of the ownership of approximately 9.39% of the then-outstanding shares of Family Dollar by Carl C. Icahn and certain of his affiliates…" With a view towards disclosure, please advise what the referenced implications were. For example, did Icahn's ownership have any bearing on whether and when Dollar General might seek to acquire Family Dollar?
Please consider this comment applicable to the same disclosure located on page 5 of the preliminary proxy statement.

Proposed Merger Agreement, page 34

3.   In the August 18, 2014 letter to the Family Dollar board, Dollar General stated that it would "agree to fund the $305 million break-up fee should [Family Dollar] become obligated to pay that fee to Dollar Tree upon termination of the [merger agreement between Family Dollar and Dollar Tree] in order to enter into an agreement with Dollar General." In the September 2, 2014 letter to the Family Dollar board, Dollar General confirmed that, except as stated therein, the terms of its proposal communicated in the August 18, 2014 letter continued to apply. On page 34 of the Offer to Purchase, in the section entitled "Proposed Merger Agreement," disclosure indicates that Dollar General would agree to pay Family Dollar a $500 million "reverse break-up fee" if the Dollar General Merger Agreement is terminated under certain circumstances. Please clarify whether this fee is instead of, or in addition to, the $305 million break-up fee in the event Family Dollar becomes obligated to pay that fee in order to enter into an agreement with Dollar General.

14. Conditions of the Offer, page 38

4.   Refer to the Merger Agreement Condition. We remind the filing persons that all offer conditions, other than those conditions relating to the receipt of government regulatory approvals necessary to complete the Offer, must be satisfied or waived at or prior to expiration of the Offer, not merely before acceptance of the Shares. As currently written, the language on page 38 indicates that the offeror shall not be required to accept for payment or pay for the Shares, if before the Expiration Date, the Merger Agreement Condition shall not have been satisfied. However, disclosure on page 8 describes the Merger Agreement Condition as the entry into a definitive merger agreement, such

merger agreement having not been terminated "and the conditions to effecting the Proposed Merger pursuant to Section 251(h) of the DGCL being satisfied upon the acceptance for payment of Shares tendered pursuant to the Offer." Please advise or revise.

5.   We note that an Amended and Restated Commitment Letter was executed on September 19, 2014. With a view towards disclosure, please advise what impact, if any, this agreement has on condition (vi).

6.   We note the disclosure in the last paragraph of this section relating to the bidder's failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and the bidder fails to assert the condition, it will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and a bidder decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, the bidder may be required to extend the offer and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidder should inform holders how they intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the bidder's understanding on both points in your response letter.

Antitrust, page 42

7.   Disclosure in this section indicates that "Dollar General has determined that it will file for the waiting periods applicable to a one-step merger transaction rather than the shorter waiting periods applicable to cash tender offers." With a view towards disclosure, please advise why Dollar General made such determination, given the October 8 expiration date of the Offer and how much longer the waiting period will be than the shorter waiting period applicable to a cash tender offer.

8.   Disclosure in this section indicates that the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from Dollar General, and if such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, thirty days after Dollar General's substantial compliance with such request. It is our understanding that, based on the manner in which Dollar General completed its HSR filing, the second 30-day waiting period expires 30 days after both Dollar General and Family Dollar certify substantial compliance with the "second request." Please advise or revise.

Appraisal Rights, page 43

9.   Disclosure here and on page 6 under the question "Are appraisal rights available in the Offer or the Proposed Merger?" references compliance with "applicable statutory procedures." Please supplement the disclosure to provide greater detail about the exercise of appraisal rights in connection with the merger, including when Stockholders will be provided the statutory notice and how much time Stockholders have to perfect their rights.

18. Miscellaneous, page 44

10.   Disclosure states that the offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Please provide an analysis as to how limiting participation in this manner is consistent with Rule 14d-10(a)(1). If the filing persons are attempting to rely on Rule 14d-10(b)(2), we note that Rule 14d-10(b)(2) is restricted to state law, and that the current disclosure does not appear to track the language of that rule. For guidance, refer to Exchange Act Release No. 34-58597, Section II.G.1 (September 19, 2008).

Preliminary Proxy Statement

General

11.   Page ii of the proxy statement states in bold, oversized, capital letters that the Dollar General tender offer provides "[i]mmediate and certain liquidity to Family Dollar Stockholders." This language is repeated throughout the proxy statement. It is our understanding that the HSR Condition will not be obtained before the current October 8, 2014 expiration date of the tender offer. In addition, we note that the tender offer contains additional conditions to the tender offer, including the Termination Condition, the Merger Agreement Condition, the Support Agreements Condition, the Section 203 Condition and the Rights Condition. With a view towards disclosure, please provide support for these statements. Include in your response:
   - the date the participants expect the tender offer to be consummated and why such date supports the conclusion that the $80 per share all-cash tender offer provides immediate liquidity;
   - the probability the participants have assigned to the consummation of the tender offer, given the various conditions, including the HSR condition, and why such probability supports the conclusion that the tender offer provides certain liquidity; and
   - given that "Dollar General and D3 Merger Sub reserve the right to amend the Offer in any respect (including amending the offer price and the consideration to be offered in the merger…)," the likelihood they will do so given the disclosure regarding immediate and certain liquidity.

12.   We note the disclosure on page 1 of the proxy statement describing the collar structure that governs the portion of the merger consideration consisting of Dollar Tree stock in the Dollar Tree merger. Such description appears to describe how the collar would operate if the trading price per share of Dollar Tree stock were to drop below $49.08 per share. Please supplement the disclosure to describe how the collar would operate if the trading price per share of Dollar Tree stock exceeds $59.98, the upper end of the collar.

1. Why should I vote against the Dollar Tree Merger Agreement Proposal? Page 1

13.   Disclosure in the first paragraph on page 2 indicates that as late as June 19, 2014, in a meeting between representatives of Dollar General and Family Dollar, representatives of Dollar General expressed an interest in exploring a combination with the two companies. Disclosure in the last paragraph on page 5 indicates that during the June 19 meeting, Mr. Levine suggested that Dollar General should make a proposal and that Mr. Levine would review such proposal with the Family Dollar Board. Given Mr. Levine's suggestion, and given that Dollar General did not make an offer, please clarify what constituted Dollar General's expression of an interest and how such interested would have manifested had Dollar General known there was urgency to act.

Background of the Solicitation, page 4

14.   Discuss why you decided to undertake the transaction now as opposed to other times in your history. In this regard, we note your disclosure in the first paragraph on page 4 that "from time to time over the years, management and the Dollar General board of directors have considered an acquisition of Family Dollar" and that as early as October 15, 2013, you were "keenly interested" in a combination. Clarify why you didn't make an offer at that time.

15.   Please expand your disclosure regarding the outcome of the board discussions held on October 3, 2013 and May 29, 2014, related to the potential acquisition of Family Dollar. Please refer to the penultimate paragraph on page 4 and third paragraph on page 5, respectively.

16.   We note your indication that, on June 9, 2014, Dollar General suggested it would "refine its views on price, structure and diligence, including potential antitrust issues, and then get back to Family Dollar." In light of this disclosure, disclose why Dollar General did not make an offer to Family Dollar sooner. And clarify why, shortly thereafter at the June 19, 2014 meeting, Dollar General indicates that the timing of a combination "was not optimal for Dollar General."

17.   Please avoid disclosure that directly or indirectly impugns the character, integrity, or personal reputation of Howard Levine and the board of directors of Family Dollar Stores, Inc. without factual foundation. Refer to Exchange Act Rule 14a-9. We note your

statement on page 8 that "[you] cannot help but question whether Dollar General's failure to embrace such requests [to become the chief executive officer of the combined companies], by Mr. Levine weighed into Family Dollar's decision to pursue an agreement with Dollar Tree." This statement appears to imply that Mr. Levine and the Board of Directors are not protecting stockholder's interests notwithstanding their fiduciary duties to do so. In this regard, we also note your statement on page 11 that "only by engaging with [you] can [Family Dollar] ensure that [they] have fulfilled [their] duty to [their] shareholders to be well-informed and that [they] have acted in the best interests of [their] shareholders to maximize the value of their shares." Please consider revising these statements in future filings.

18.   Please discuss why you believe that your antitrust analysis discussed on page 10 is consistent with the FTC's approach. Explain how you arrived at the 1,500 store divestiture limit and why you have not offered, as Dollar Tree has, to divest as many stores as required in order to obtain antitrust approval. Please also help us understand your statements on page 10 that "[t]his proposed transaction is not a traditional grocery store merger, and [you] do not believe that the FTC will take this approach," and that "[you] believe that the FTC will evaluate this transaction as involving a "fill-in" shop/trip instead of a "destination" or "stock-up" shop/trip" by providing additional detail as to why this would make the evaluation of antitrust matters favorable for your offer. Please consider this comment applicable to similar disclosure located in the Offer to Purchase.

Voting Procedures, page 19

19.   Reconcile the last sentence of each of the seventh and eighth paragraphs on page 19 discussing the establishment of quorum.

Solicitation of Proxies, page 22

20.   Disclosure indicates that proxies will be solicited by mail, telephone, facsimile, the internet, e-mail, newspapers and any other publications of general distribution and in person. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

21.   We note that the filing refers Family Dollar Stockholders, pursuant to Exchange Act Rule 14a-5, to information that will be contained in the Dollar Tree/Family Dollar Proxy Statement/Prospectus. We presume that the participants intend to rely upon Exchange Act Rule 14a-5(c) to fulfill certain disclosure obligations. Please note that we believe that reliance upon Rule 14a-5(c) before distribution of the Dollar Tree/Family Dollar Proxy Statement/Prospectus to security holders would be inappropriate. If the participants plan to disseminate their proxy statement prior to the distribution of the Dollar Tree/Family Dollar Proxy Statement/Prospectus, the participants must undertake

to provide any omitted information to stockholders in the form of a proxy supplement. Please advise as to the participants' intent in this regard.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, the filing persons are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Staff Attorney, Jennifer López, at (202) 551-3792, Assistant Director, Mara Ransom, at (202) 551-3264 or me at (202) 551-3444 if you have any questions regarding comments relating to the preliminary proxy statement. Please contact me if you have any questions regarding comments relating to the Schedule TO and Offer to Purchase. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions